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David C. Adams
e-mail:  dadams@barteleng.com


                                        July 21, 2005

VIA EDGAR

Mary Beth Breslin
Attorney-Advisor
US Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 6010
100 F Street, N.E.
Washington, D.C. 20549

     Re:  International DisplayWorks, Inc.
          Form 10-K for fiscal year ended October 31, 2004, amended on July 1, 2005

          Form 10-Q for period ended April 30, 2005, amended on July 1, 2005

          Form 8-K/A filed June 23, 2005 SEC 34 Act File No.: 0-27002

Dear Ms. Breslin:

     On behalf of International DisplayWorks, Inc. (the "Company"), we are filing amendments to The Company's annual report for the year ended October 30, 2004 on Form 10-K, Amendment No. 2, to our quarterly report for the period ended April 30, 2005 on Form 10-Q, Amendment No.2, and to our Form 8-K for April 15, 2005, (date of event reported) in response to the Staff's comments in the letter dated July 14, 2005. The responses to the Staff's letter and the Company's comments have been provided below in the order in which they were provided in the Staff's letter in connection with the review of the above-referenced filings. For the Staff's convenience, we have re-inserted the Staff comment before our response. In connection with our response and to expedite review, we are sending by overnight carrier a copy of this letter, the filings, and a copy of each document marked to show changes from the last filing.

     The Company is filing these amendments to respond to the Staff's letter and to clarify and supplement disclosure. For example, the Company has moved existing disclosure from the pages in an effort to clarify existing disclosure. However, such clarification and supplemental disclosure does not impact the financial statements or related disclosure, and is not considered material.

Mary Beth Breslin
Attorney-Advisor
July 21, 2005
Page 2


Form10-K/A for the fiscal year ended October 31, 2004
-----------------------------------------------------

Liquidity and Capital Resources, page 25

1. We refer to prior comment 10. The discussion of operating activities discloses a measure of cash flow "after adding back depreciation and proceeds from warrant exercises." This item appears to be a non-GAAP measure as defined in Item 10(e) to Regulation S-K. As depreciation expense is an item that is likely to recur every year, you should delete the measure. While we believe you should provide a discussion of operating cash flows, we generally believe that you can achieve the objectives of FR-72 without the use of prohibited non-GAAP measures.

     Response: Noted. We have eliminated the measure. Please see page 25.

Item 9A. Controls and Procedures, page 39

2. We note your disclosure that your Chief Executive Officer and Chief Financial Officer concluded that ... [your] disclosure controls and procedures are effective and sufficient to ensure that [you] record, process, summarize and report information required to be disclosed in the reports we filed under the Securities Exchange Act of 1934 within the time periods specified by the Securities and Exchange Commission's rules and regulations." Revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e). Also, because management is required under Rule 13a-15(b) to provide its conclusion as to the effectiveness, not the sufficiency, of disclosure controls and procedures, please revise to delete the reference to sufficiency of the disclosure controls and procedures.

     Response: Additional disclosure was added, confirming each of the aspects of the disclosure controls and procedures within the full definition of Rule 13a-5(e), including accumulation and communication to management, as noted. In addition, the word "sufficiency" was from the conclusion. Please see page 41.

Mary Beth Breslin
Attorney-Advisor
July 21, 2005
Page 3


3. We note the last sentence of the first paragraph that there were no changes in your internal controls over financial reporting ... that have materially affected or are reasonably likely to materially affect your internal control over financial reporting. However, it appears you have additionally disclosed that there were not "significant" changes in your internal controls or in other factors which could significantly affect your internal controls over financial reporting during the period of your evaluation or subsequent to the date you carried out your evaluation. Please revise to eliminate the disclosure regarding "significant" changes. Refer to Item 308(c) of Regulation S-K.

     Response: The additional paragraph containing the term "significant" was redundant to the last sentence of the preceding paragraph, and not omitted in the prior amendment. That paragraph has been omitted for clarity, and the last sentence of the preceding paragraph has the appropriate confirmation without the word "significant'. Please see page 41.

Note 3.  Summary of Significant Accounting Policies

Revenue Recognition, page F-10

4. We refer to prior comment 21. We note that you disclose that sales revenue is recorded net of discounts and rebates except for prompt payment discounts, which are accounted for as an operating expense. Tell us why prompt payment discounts should not be accounted for as a reduction of revenues. Please clarify the basis for the presentation.

     Response: In light of the staff's comments, we have reviewed our historical practices. After reflection, we have amended the reports and the revenue for each period to net such revenue against prompt pay discounts. The change to amounts previously reported is not material to the presentation. Please see pages 21, F-10, and related disclosure.

Note 9.  Long-Term Debt, page F-20

5. We refer to prior comment 25. Please also disclose the assumptions used in estimating fair value of non-employee stock-based compensation under the Black-Scholes model.

     Response: We have amended our filing to include the assumptions used in the application of the Black Scholes model. Please see page F-24.

Mary Beth Breslin
Attorney-Advisor
July 21, 2005
Page 4


Form 10-Q/A for the period ended April 30, 2005
-----------------------------------------------

Consolidated Statement of Cash Flows, page 6

6. Please revise the schedule of assets and liabilities acquired in the Three-Five transaction to reconcile to the cash purchase price totaling $8 million.

     Response: The schedule was amended to reconcile the purchase price, as noted. Please see page 6.

7. As a related matter, please make some disclosure about why you believe the estimated fair values used in recording the preliminary allocation exceed the purchase price and disclose how you have accounted for the excess. Refer to paragraphs 44 and 45 of SFAS 141. We also see on page 16 that you believe "that the book value of the assets acquired is fairly stated." However, under SFAS 141, the preliminary allocation should reflect your best estimate of fair value. Please revise and advise.

     Response: We have reviewed our previously filed disclosure and have amended our filing to expand our disclosure pursuant to SFAS No. 141. Please see page 15.

Note 2. Organization, page 10

8.   Please revise to present the disclosure required by paragraph 57(b) of SFAS
     141. That is, make footnote disclosure about the primary reasons for the acquisition.

     Response: We amended our Form 10-Q to include the reasons for the acquisition. Please see page 9.

Item 4.  Controls and Procedures, page 21

9. Please revise to address our above comments on your amended Form 10-K, as appropriate.

     Response: As noted in response to comments 2 and 3 above, consistent changes were made to the Form 10-Q/A. Please see page 20.

Mary Beth Breslin
Attorney-Advisor
July 21, 2005
Page 5


Form 8-K/A filed June 23, 2005
------------------------------

Pro Forma Financial Information

10. We see from page 16 to the 10-Q/A-1 as of April 30, 2005 that the purchase price allocation is preliminary. Accordingly, you should revise this filing to state that fact. You should also describe the information on which you are waiting and indicate when you expect to complete the allocation.

     Response: We have reviewed our previous disclosure and have amended our filing to include the requested information. Please see page 19.

11. We see the arrangement where it appears that you have acquired inventory at a substantial discount to its carrying value. Tell us how you recorded the acquired inventory in purchase accounting and show us that your method is appropriate under SFAS 141. Please also make clarifying disclosures here and in the Form 10-Q/A-1 as of April 30, 2005.

     Response: We have amended our Form 10-Q/A-1 as of April 30, 2005 to expand the disclosure on our recording of the inventory purchased as appropriate under SFAS No. 141. Please see page 19 (Pages 9-10 of the Form 10-Q/A-2).

12. Revise to provide a schedule showing the allocation of the purchase price to the assets and liabilities assumed. Also, describe management's bases for the preliminary allocation. Since the preliminary fair value and book value of the net assets acquired apparently exceeds the purchase price, please also make disclosure about how you accounted for the excess.

     Response: We have reviewed and amended our previous filing to show our allocation of the purchase price to the assets and liabilities assumed and the basis for that allocation as well as how we accounted for the excess. Please see page 19.

Mary Beth Breslin
Attorney-Advisor
July 21, 2005
Page 6


     We believe that the foregoing and the amendment made to the above referenced reports address the Staff's comments. As a courtesy, we are sending via overnight courier paper copies of the amendments (including a copy marked to show changes) and this response to you and Ms. Hornfeck and Mr. Aleman. Should you have any further questions, please do not hesitate to contact me. As the Company's registration statement on Form S-3 has been pending since June 6, 2005, the Company would like to accelerate the effectiveness of such registration statement we would appreciate your attention to these remaining items. I will contact you shortly to assess whether any remaining items appear open, and to gauge when we might expect to be able to request an order of effectiveness on the registration statement.


                                           Sincerely,

                                           /s/ David C. Adams

                                           David C. Adams


Attachments
Cc:   Traci Hornfeck
      Thomas Lacey, CEO
      Jeff Winzeler, CFO
      Stephen Weatherseed